U.S. SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2019

Commission File No.: 001-04192

Scully Royalty Ltd.

(Translation of Registrant's name into English)

Unit 803, Dina House, Ruttonjee Centre, 11 Duddell Street, Central, Hong Kong SAR, China

(Address of office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☒ Form 20-F	☐ Form 40-F

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note:  Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note:  Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

EXTRACT OF AMENDMENTS TO THE AMENDED AND RESTATED ARTICLES OF ASSOCIATION APPROVED AT THE EXTRAORDINARY GENERAL MEETING OF SCULLY ROYALTY LTD. (THE "COMPANY") HELD ON MAY 31, 2019

The Amended and Restated Articles of Association of the Company adopted by special resolution on July 12, 2017 were amended by the addition of the following as a new Article 14.3:

"The Directors may, but shall not be required to, issue fractions of a Common Share (Share Fractions) and, if so issued, and unless otherwise provided in these Articles or in the terms of issuance of the same, such Share Fractions shall be subject to and carry the corresponding fraction of liabilities (whether with respect to nominal or par value, premium, contributions, calls or otherwise), limitations, preferences, privileges, qualifications, restrictions, rights (including, without prejudice to the generality of the foregoing, voting and participation rights) and other attributes of a whole Common Share and the Directors shall have full power to make such provisions as they deem fit for the mandatory disposition of, or rounding in respect of, Share Fractions. In particular, but without limiting the foregoing, in the event that, as a result of a consolidation or sub-division of Common Shares, Members (each a Relevant Member) become entitled to Share Fractions, the Company (acting by the Directors or such agents of the Company as may be determined to be appointed by the Directors) may on behalf of such Relevant Members deal with the Share Fractions as they think fit, including, without limitation, that the Directors may cause the Company or a third-party agent (a Third-Party Agent) appointed by the Company to sell Share Fractions to a person and distribute the net proceeds of sale in due proportion amongst the Relevant Members entitled thereto (except that if the amount due to a Relevant Member is less than US$10.00, or such lesser amount as the Directors may reasonably determine, the sum may be retained for the benefit of the Company) and to give effect to such a sale the Directors may cause the transfer of such Share Fractions to the Third-Party Agent or authorize a person to transfer the Share Fractions to the purchaser or his or her nominee (each a Mandatory Transfer) and may cause the name of the purchaser or his or her nominee to be entered in the Register of Members as the holder of such Share Fractions or Common Shares, as the case may be. The purchaser is not bound to see to the application of the purchase money and, to the fullest extent permitted by law, the title of the transferee of any Share Fractions shall not be affected by any irregularity or invalidity in the proceedings connected with the sale to such transferee. Unless otherwise determined by the Directors, the Relevant Member that was initially entitled to a Share Fraction that is the subject of a Mandatory Transfer shall not have any right to vote or receive any dividend in respect of such Share Fraction. Any decision or determination by the Directors pursuant to this Article 14.3 shall be effective and binding upon the Members."

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SCULLY ROYALTY LTD.

By:	/s/ Samuel Morrow
Samuel Morrow
Chief Financial Officer

Date: June 21, 2019

Authorisation Code : 223484470651 www.verify.gov.ky 06 June 2019 HS-323455 Certificate of Incorporation on Change of Name I DO HEREBY CERTIFY that Given under my hand and Seal at George Town in the Island of Grand Cayman this 3rd day of June Two Thousand Nineteen An Authorised Officer, Registry of Companies, having by Special resolution dated 31st day of May Two Thousand Nineteen changed its name, is now incorporated under name of Cayman Islands. MFC Bancorp Ltd. Scully Royalty Ltd. Exempted Registrar of Companies Cayman Islands